


05007550

ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266


RECEIVED
PROCESSING
APR 2 6 2005
183
SECTION
WASH, D.C.

April 12, 2005

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 9, as listed in the attached sheet, English version, English translations and brief descriptions in English of the documents which were published by the Company during the period from June 1, 2004 through September 30, 2004, and all of which are the documents of the Company required to be furnished to the Securities and Exchange Commission ("SEC") in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name: Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from June 1, 2004 to September 30, 2004

	Date	Descriptions	Information* provided to
Exhibit 1 **	June 2, 2004	Notice of Convocation of the 27th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders, Exchange
Exhibit 2 **	June 24, 2004	Articles of Incorporation, as amended on June 24, 2004 (English translation)	Exchange
Exhibit 3 **	June 24, 2004	"KEY NOTE" (the Annual Business Report for the 27th Fiscal Year) (Brief description in English)	Shareholders, Exchange
Exhibit 4 **	June 24, 2004	Notice of Resolution of the 27th Ordinary General Meeting of Shareholders (Brief description in English)	Shareholders, Exchange
Exhibit 5	July 5, 2004	Report on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 6	July, 2004	Data Book (the First Quarter Report for the Fiscal Year Ending March, 2005) (English translation)	Public, Exchange
Exhibit 7	August 20, 2004	Notice Concerning Repurchase of Shares (English translation)	Public, Exchange
Exhibit 8	September 6, 2004	Report on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 9	September 15, 2004	Notice Concerning the End of Repurchase of Shares (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

** These documents set out in Exhibits 1 through 4 above are hereby submitted to SEC, in addition to the documents set out in Exhibits 1, 3 and 7 attached to the Company's letter to SEC dated November 29, 2004, which were English versions of the documents published by the Company in June 2004 and required to be submitted to SEC under Rule 12g3-2(b).

(Brief Description)

June 2, 2004

NOTICE OF CONVOCATION OF THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 2, 2004 in respect of the 27th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 31, 2004, the Annual Securities Report 2004, and the Annual Report 2004, all of which were submitted to SEC on December 7, 2004, together with a letter from ACOM CO., LTD. to SEC dated November 29, 2004.

The proposed agendas for the 27th Ordinary General Meeting of Shareholders were (1) the approval by the shareholders of the disposition of the profit, including the payment of dividends in the amount of Forty Japanese Yen (JPY 40) per share, and (2) certain amendments to the Articles of Incorporation concerning the number of shares authorized to be issued and the incorporation of a provision in the Articles of Incorporation authorizing the Board of Directors to repurchase the shares in accordance with the applicable laws (See Exhibit 2 for the Articles of Incorporation, as amended).

Exhibit 2

(TRANSLATION)

ARTICLES OF INCORPORATION

ACOM CO., LTD.

(TRANSLATION)

ARTICLES OF INCORPORATION OF ACOM CO., LTD.

(Acom Kabushiki Kaisha)

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Trade Name)*

The name of the Company shall be ACOM KABUSHIKI KAISHA, and in English, ACOM CO., LTD.

Article 2. *(Purpose)*

The purpose of the Company shall be to engage in the following businesses:

1. Moneylending;
2. Instalment sales finance;
3. Purchase of instalment receivables;
4. Collecting agency;
5. Giving of guarantees;
6. Investigation of creditworthiness;
7. Sale and purchase, intermediary and management of mortgage certificates;
8. Agency of non-life insurance and insurance agency of automobile insurance under the Automobile Liability Security Law;
9. Business relating to canvassing of life insurance;
10. Rental business of various goods, leasing of movables, leasing of telephone subscribers' rights and general leasing;
11. Sale and purchase of second hand goods under the Law of Business Operation of Second Hand Goods;
12. Advertisement agency;

13. Travel business under the Travel Business Law;

14. Operation of non-regular and scheduled passenger domestic marine transportation services under the Marine Transportation Law;

15. Design, performance, management and the contracting of construction works;

16. Cleaning of the insides and outsides of buildings and constructions, including bulletin boards, etc., and the contracting of dust proofing, insect proofing, sterilisation and maintenance;

17. Business relating to data-processing, using computers and networks;

18. Research, study and consulting relating to life economy;

19. Dispatching of labours;

20. Planning, production and sale of printing matters and publications;

21. Planning of character goods (the goods to which pictures of persons, animals and others which have original names or distinctive features are attached) and administration of copyrights, patent rights, rights to utility models, design rights and the trademark rights thereof;

22. Sale and mediation for sale of entrance tickets for movies, theaters, concerts and entertainment, etc.;

23. Sale, purchase and leasing, and mediation therefor, of real estate;

24. Sale and purchase, and mediation therefor, of memberships for sport facilities, etc., telephone subscribers' rights and merchandise coupons;

25. Operation of various schools and classes, including culture schools of English conversation, flower arrangements, etc., drivers' schools and golf schools, and canvassing of users and members thereof;

26. Manufacture and sale of cleaners, coating materials, adhesives and dyestuffs additives;

27. Import, export, sale and purchase, and mediation therefor, of ships, aircraft, vehicles, electric products, electric appliances, video-software, compact discs for music, computer related equipment, electronic application equipment, communication apparatus, educational equipment, office appliances, medical appliances, health instruments, apparatus used for care, sports instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, housing facilities and equipment, furniture, interior decorations, haberdashery goods, perishable foods, processed foodstuffs, refreshing drinks, liquor, clothing and textiles, quasi pharmaceuticals, optical instruments, paintings and calligraphic works, artistic handicrafts, clocks, jewellery and precious metals, etc.;

28. Intermediary for instalment of automatic vending machines;

29. Accepting various office business, including data entry and verification, putting in order, dispatching and taking custody of slips, books and documents;

30. Management of day nurseries and day-care centers for children, sale of baby goods (disposal diapers, milk, baby clothes and baby food) and educational materials on child-rearing, and the contracting of baby-sitting services; and

31. Any and all businesses incidental to each of the preceding items.

Article 3. *(Location)*

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. *(Method of Giving Public Notice)*

Public notice of the Company shall be given in the *Nihon Keizai Shimbun.*

CHAPTER II

SHARES

Article 5. *(Total Number of Shares Authorized to Be Issued by the Company)*

The total number of shares authorized to be issued by the Company shall be 532,197,400 shares; provided, however, if retirement of shares shall be made, the relevant number of shares shall be deducted therefrom.

Article 6. *(Repurchase of Company's Own Shares)*

The Company may repurchase its own shares by a resolution of the Board of Directors in accordance with the provisions of Article 211-3, Paragraph 1, Sub-paragraph 2 of the Commercial Code.

Article 7. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates for Less Than a Unit of Shares)*

1. The number of shares of the Company constituting one (1) unit shall be ten (10) shares.

2. The Company shall not issue any share certificates for shares constituting less than one (1) unit of shares.

Article 8. *(Transfer Agent)*

1. The Company shall appoint a transfer agent with respect to shares.

2. The transfer agent and its handling place shall be designated by a resolution of the Board of Directors and a public notice thereof shall be given.

3. The register of shareholders of the Company (including the register of beneficial shareholders; hereinafter the same shall be applicable) and the register of lost share certificates shall be kept at the handling place of the transfer agent, and registration of transfers of shares, entries in writing or in digital format in the register of beneficial shareholders and the register of lost share certificates, purchase of fractional unit shares and other businesses pertaining to shares shall be handled by the transfer agent and the Company shall not handle such businesses.

Article 9. *(Record Date)*

1. The Company shall deem shareholders (including beneficial shareholders; hereinafter the same shall be applicable) whose names appear in writing or in digital format on the register of shareholders as of the closing of accounts of each fiscal year as those who are entitled to exercise their rights at an ordinary general meeting of shareholders to be held with respect to the said fiscal year.

2. In addition to the immediately preceding paragraph, whenever necessary, the Company may, upon giving a prior public notice, pursuant to a resolution of the Board of Directors, deem shareholders or registered pledgees whose names appear in writing or in digital format on the register of shareholders as of the certain day as those who are entitled to exercise their rights.

Article 10. *(Share Handling Regulations)*

The denominations of share certificates of the Company, registration of transfers of shares, entries in writing or in digital format in the register of beneficial shareholders and the register of lost share certificates, purchase of fractional unit shares and other handling procedures pertaining to shares and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 11. *(Time of Convocation)*

An ordinary general meeting of shareholders shall be convened in June every year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 12. *(Person Authorized to Convene Meetings and Chairperson Thereof)*

1. Unless otherwise provided for in laws or ordinances, the President and Director shall, pursuant to a resolution of the Board of Directors, convene a general meeting of shareholders and act as chairperson thereat.

2. In case the President and Director is unable to act as such, one of the other Directors shall take his/her place in accordance with the order previously determined by the Board of Directors.

Article 13. *(Method of Adopting Resolutions)*

1. Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

2. A special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds (2/3) or more of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

Article 14. *(Exercise of Voting Rights through Proxy)*

A shareholder may exercise his/her voting rights through a proxy who shall also be a shareholder of the Company having voting rights. In this case, such shareholder or proxy shall, at each general meeting of shareholders, submit to the Company a document evidencing the authority of such proxy.

Article 15. *(Minutes)*

The proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes in writing or in digital format and the chairperson and the Directors present shall affix their names and seals or electronic signatures thereto.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 16. *(Number)*

The Company shall have not more than twelve (12) Directors.

Article 17. *(Method of Election)*

1. Directors shall be elected at a general meeting of shareholders.

2. The resolution for election of Directors shall be adopted by a majority of the votesof shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

3. No cumulative voting shall be used for the election of Directors.

Article 18. *(Term of Office)*

1. The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years after their assumption of office.

2. The term of office of any Director elected to fill a vacancy shall expire when the term of office of his/her predecessor Director would expire.

Article 19. *(Representative Directors and Directors with Special Titles)*

1. Representative Directors of the Company shall be elected by a resolution of the Board of Directors.

2. The Board of Directors may, by its resolution, appoint from among Directors, one (1) Chairman, one (1) Deputy Chairman and one (1) President and one (1) or more Deputy Presidents, Senior Managing Directors, Managing Directors and Advisors.

Article 20. *(Persons Authorized to Convene Meetings of the Board of Directors and Chairperson Thereof)*

1. Unless otherwise provided for in laws or ordinances, the President and Director shall convene a meeting of the Board of Directors and act as chairperson thereat.

2. In case the President and Director is unable to act as such, one of the other Directors shall take his/her place in accordance with the order previously determined by the Board of Directors.

Article 21. *(Notice of Convocation)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures for convocation.

Article 22. *(Method of Adopting Resolutions)*

A resolution of the meeting of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat, at which more than half (1/2) of the Directors then in office shall be present.

Article 23. *(Minutes)*

The proceedings of the meeting of the Board of Directors and the results thereof shall be recorded in the minutes in writing or in digital format and the Directors and Corporate Auditors present shall affix their names and seals or electronic signatures thereto.

Article 24. *(Regulations of the Board of Directors)*

Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

Article 25. *(Remuneration and Retirement Allowances)*

The remuneration and retirement allowances for Directors shall be determined by a resolution of a general meeting of shareholders.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 26. *(Number)*

The Company shall have not more than five (5) Corporate Auditors.

Article 27. *(Method of Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. The resolution for election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders are present.

Article 28. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of any Corporate Auditor elected to fill a vacancy shall expire when the term of office of his/her predecessor Corporate Auditor would expire.

Article 29. *(Standing Corporate Auditors)*

Corporate Auditors shall appoint one (1) or more Standing Corporate Auditors from among themselves.

Article 30. *(Notice of Convocation)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures for convocation.

Article 31. *(Method of Adopting Resolutions)*

Unless otherwise provided for in laws or ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors then in office.

Article 32. *(Minutes)*

The proceedings of the meeting of the Board of Corporate Auditors and the results thereof shall be recorded in the minutes in writing or in digital format and the Corporate Auditors present shall affix their names and seals or electronic signatures thereto.

Article 33. *(Regulations of the Board of Corporate Auditors)*

Unless otherwise provided for in laws or ordinances or these Articles of Incorporation, matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Article 34. *(Remuneration and Retirement Allowances)*

The remuneration and retirement allowances for Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

CHAPTER VI

ACCOUNTS

Article 35. *(Business Year)*

The business year of the Company shall be one (1) year, commencing on April 1 every year and ending on March 31 of the following year.

Article 36. *(Dividends)*

The dividends of the Company shall be paid to the shareholders or registered pledgees whose names appear in writing or in digital format on the last register of shareholders as of March 31 of each year.

Article 37. *(Interim Dividends)*

The Company may, pursuant to a resolution of the Board of Directors, pay cash distributions as provided for in Article 293-5 of the Commercial Code (hereinafter "interim dividends") to the shareholders or registered pledgees whose names appear in writing or in digital format on the last register of shareholders as of September 30 of each year.

Article 38. *(Expiration Period for Dividends)*

1. In case dividends or interim dividends are not received by shareholders or registered pledgees within three (3) years from the due date thereof, the Company shall be discharged from its payment obligation thereof.

2. Dividends and interim dividends remaining unpaid shall bear no interest.

Established on:	October 12, 1978
Amended on:	May 21, 1979
Amended on:	February 20, 1980
Amended on:	February 25, 1983
Amended on:	February 27, 1984
Amended on:	August 25, 1984
Amended on:	February 27, 1985
Amended on:	February 27, 1986
Amended on:	June 27, 1986
Amended on:	June 26, 1987
Amended on:	June 29, 1988
Amended on:	June 29, 1989
Amended on:	June 27, 1991
Amended on:	June 26, 1992
Amended on:	June 26, 1993
Amended on:	June 29, 1994
Amended on:	June 29, 1995
Amended on:	June 27, 1997
Amended on:	June 29, 1999
Amended on:	June 27, 2002
Amended on:	June 27, 2003
Amended on:	June 24, 2004

(Brief description)

June 24, 2004

Annual Business Report ("Key Note")

The 27th Fiscal Year
from April 1, 2003
to March 31, 2004

The Annual Business Report concerning the fiscal year ended March 31, 2004 (the "Key Note") was sent to the shareholders of ACOM CO., LTD. (the "Company") on June 24, 2004.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Annual Report 2004 and the Brief Statement of Financial Results for the Fiscal Year Ended March 31, 2004, both of which were submitted to SEC on December 7, 2004, together with the Company's letter to SEC dated November 29, 2004.

Exhibit 4

(Brief Description)

June 24, 2004

NOTICE OF RESOLUTION OF THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution dated June 24, 2004 in respect of the 27th Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation dated June 2, 2004 in respect of the 27th Ordinary General Meeting of Shareholders (Exhibit 1).

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock submitted to the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on July 5, 2004 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of ACOM CO., LTD. (the "Company")'s own stock.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously submitted news release dated April 30, 2003.

Exhibit 6

DATA BOOK
Quarterly Report

The First Quarter Report for The Fiscal Year Ending March, 2005

ACOM CO., LTD.

2004/7
July 2004
Code No. 8572

Contents

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. "(E)" indicates estimates.

Note:7. "C.R." indicates composition ratio.

1. Income and Expenses (Consolidated)

(Millions of yen)

	2003/3		2003/6	2003/9	2003/12	2004/3		2004/6		2004/9		2004/12		2005/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	437,572	5.5	109,443	218,875	328,434	434,968	-0.6	**107,558**	**-1.7**					421,000	-3.2
Operating Expenses	290,877	19.4	82,225	158,550	232,415	314,577	8.1	**73,532**	**-10.6**					291,900	-7.2
Financial Expenses	30,562	2.2	7,117	13,632	20,503	26,910	-11.9	**6,002**	**-15.7**					24,200	-10.2
Provision for Bad Debts	115,671	60.5	39,990	72,733	103,381	140,505	21.5	**30,545**	**-23.6**					116,700	-16.9
Operating Profit	146,695	-14.3	27,217	60,325	96,019	120,391	-17.9	**34,025**	**25.0**					129,100	7.3
Non-operating Income	1,380	-31.9	489	732	1,024	1,297	-6.0	**494**	**1.1**					1,000	-21.6
Non-operating Expenses	3,831	166.0	761	1,524	2,118	2,915	-23.9	**1,016**	**33.6**					2,500	-15.1
Income Before Extraordinary Items	144,244	-16.1	26,945	59,533	94,925	118,773	-17.7	**33,503**	**24.3**					127,600	7.5
Extraordinary Income	5	-99.7	5	183	397	3,331	-	**-**	**-**					-	-
Extraordinary Losses	9,836	35.4	83	697	1,001	1,771	-82.0	**220**	**163.8**					700	-61.0
Income Before Income Taxes	134,414	-19.5	26,868	59,020	94,322	120,332	-10.5	**33,282**	**23.9**					126,900	5.5
Net Income	75,096	-21.5	14,538	32,918	53,212	70,319	-6.4	**19,220**	**32.2**					73,500	4.6

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2003/3		2003/6	2003/9	2003/12	2004/3		2004/6		2004/9		2004/12		2005/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	437,572	5.5	109,443	218,875	328,434	434,968	-0.6	**107,558**	**-1.7**					421,000	-3.2
Loan Business	398,057	4.6	98,758	197,486	295,654	391,259	-1.7	**96,419**	**-2.4**					378,900	-3.2
Credit Card Business	5,096	35.1	1,423	2,890	4,388	5,876	15.3	**1,514**	**6.4**					6,300	7.4
Installment Sales Finance Business	25,725	9.0	6,220	12,144	17,655	22,738	-11.6	**4,622**	**-25.7**					16,700	-26.6
Guarantee Business	1,866	483.8	944	2,167	3,450	5,037	169.8	**1,666**	**76.5**					7,700	53.4
Loan Servicing Business	925	383.9	527	975	1,648	2,786	201.2	**1,899**	**260.0**					3,900	39.7
Rental Business	3,629	-5.8	827	1,687	2,723	3,527	-2.8	**841**	**1.7**					4,200	18.4
Others	2,271	-13.8	742	1,523	2,913	3,742	64.8	**595**	**-19.8**					3,300	-10.8

3. Receivables Outstanding by Segment (Consolidated)

			2004/3					2005/3								
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD%	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,941,244	2.8	1,926,343	1,904,745	1,878,410	1,857,536	-4.3	1,842,057	-4.4	-0.8					1,808,700	-2.6
Loan Business	1,660,256	2.6	1,650,402	1,642,488	1,626,496	1,623,154	-2.2	1,623,535	-1.6	0.0					1,611,500	-0.7
ACOM CO., LTD.	1,652,890	2.2	1,642,098	1,633,600	1,616,518	1,612,799	-2.4	1,611,833	-1.8	-0.1					1,597,200	-1.0
JCK CREDIT CO., LTD.	153	-53.1	128	107	83	66	-56.8	57	-55.4	-13.5					0	-46.8
SIAM A&C CO., LTD.	7,212	382.3	8,175	8,780	9,894	10,289	42.7	11,644	42.4	13.2					14,300	38.8
Credit Card Business	41,850	30.4	43,603	44,863	45,849	46,731	11.7	47,747	9.5	2.2					54,200	15.9
ACOM MasterCard®	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	2.3					53,500	16.4
JCK CREDIT CO., LTD.	684	9.6	717	747	756	758	10.8	707	-1.4	-6.7					700	-10.0
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-					-	-
Installment Sales Finance Business	237,948	0.2	230,620	214,738	201,997	181,567	-23.7	165,534	-28.2	-8.8					133,300	-26.6
ACOM CO., LTD.	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	-10.2					87,700	-23.0
JCK CREDIT CO., LTD.	77,338	10.5	74,499	69,461	66,056	59,785	-22.7	53,685	-27.9	-10.2					35,700	-40.3
SIAM A&C CO., LTD.	7,406	18.3	8,045	8,095	7,974	7,847	6.0	9,493	18.0	21.0					9,900	25.0
Loan Servicing Business	1,189	706.5	1,716	2,655	4,066	6,082	411.1	5,239	205.2	-13.9					9,700	59.9

4. Number of Customer Accounts by Segment (Consolidated)

			2004/3					2005/3								
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD%	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Loan Business	3,161,304	3.4	3,157,678	3,155,453	3,160,924	3,161,894	0.0	3,177,508	0.6	0.5					3,206,600	1.4
ACOM CO., LTD.	3,032,330	-0.1	3,011,817	2,992,710	2,971,636	2,954,073	-2.6	2,941,271	-2.3	-0.4					2,939,900	-0.5
JCK CREDIT CO., LTD.	1,122	-58.7	965	824	639	422	-62.4	303	-68.6	-28.2					200	-53.3
SIAM A&C CO., LTD.	127,852	544.1	144,896	161,919	188,649	207,399	62.2	235,934	62.8	13.8					266,500	28.5
Credit Card Business	1,021,131	0.5	1,002,011	982,503	972,991	1,071,681	5.0	1,074,324	7.2	0.2					1,318,900	23.1
ACOM MasterCard®	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	0.3					1,312,000	23.3
JCK CREDIT CO., LTD.	6,004	21.2	6,431	6,431	6,871	6,982	16.3	6,740	4.8	-3.5					6,700	-3.7
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-					-	-
Installment Sales Finance Business	991,162	9.4	991,217	960,210	937,716	886,110	-10.6	874,657	-11.8	-1.3					873,800	-1.4
ACOM CO., LTD.	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	-7.0					289,500	-25.2
JCK CREDIT CO., LTD.	263,202	6.7	257,168	244,798	237,627	222,424	-15.5	205,681	-20.0	-7.5					158,000	-29.0
SIAM A&C CO., LTD.	248,778	44.3	271,712	278,614	283,595	276,425	11.1	308,863	13.7	11.7					426,300	54.2
Loan Servicing Business	10,540	618.0	12,419	14,851	20,726	31,851	202.2	33,864	172.7	6.3					-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.

5. Income and Expenses (ACOM)

(Millions of yen)

	2003/3		2003/6	2003/9	2003/12	2004/3		**2004/6**		2004/9		2004/12		2005/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	419,258	4.6	103,737	207,507	311,181	411,799	-1.8	**100,865**	**-2.8**					396,700	-3.7
Operating Expenses	276,677	19.3	77,602	149,502	218,429	295,918	7.0	**68,185**	**-12.1**					272,100	-8.0
Financial Expenses	29,585	3.4	6,845	13,138	19,803	26,115	-11.7	**5,815**	**-15.1**					23,300	-10.8
Provision for Bad Debts	112,108	60.2	38,740	70,211	99,556	135,474	20.8	**29,491**	**-23.9**					112,400	-17.0
Other Operating Expenses	134,878	1.2	32,005	66,103	98,435	133,597	-0.9	**32,860**	**2.7**					136,400	2.1
Operating Profit	142,581	-15.6	26,134	58,004	92,751	115,880	-18.7	**32,680**	**25.0**					124,600	7.5
Non-operating Income	2,118	-0.4	654	1,130	1,609	2,086	-1.5	**716**	**9.4**					1,900	-9.8
Non-operating Expenses	197	-51.6	46	114	118	167	-15.0	**490**	**961.4**					500	196.5
Income Before Extraordinary Items	144,502	-15.3	26,743	59,020	94,242	117,799	-18.5	**32,906**	**23.0**					126,000	7.0
Extraordinary Income	5	202.6	5	183	395	3,198	-	-	-					-	-
Extraordinary Losses	9,925	43.5	101	725	1,044	7,861	-20.8	**231**	**129.2**					600	-91.4
Income Before Income Taxes	134,582	-17.8	26,648	58,478	93,593	113,136	-15.9	**32,674**	**22.6**					125,400	10.8
Income Taxes, current	68,070	-14.2	10,820	27,890	41,380	54,160	-20.4	**3,510**	**-67.6**					45,100	-16.8
Income Taxes, deferred	-10,977	5.9	898	-3,075	-2,080	-6,671	-39.2	**9,741**	**984.3**					6,000	-189.1
Net Income	77,489	-18.2	14,929	33,663	54,293	65,648	-15.3	**19,422**	**30.1**					74,300	13.2

6. Operating Income by Category (ACOM)

(Millions of yen)

	2003/3		2003/6	2003/9	2003/12	2004/3		**2004/6**		2004/9		2004/12		2005/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
Operating Income	419,258	4.6	103,737	207,507	311,181	411,799	-1.8	**100,865**	**-2.8**					396,700	-3.7
Interest on Loans Receivable	388,483	4.1	95,696	191,358	286,564	379,332	-2.4	**93,148**	**-2.7**					365,700	-3.6
Fees from Credit Card Business	4,986	35.0	1,384	2,812	4,268	5,714	14.6	**1,487**	**7.5**					6,100	7.2
Fees from Installment Sales Financing	16,166	-0.7	3,753	7,335	10,697	13,799	-14.6	**2,783**	**-25.8**					9,700	-29.8
Fees from Credit Guarantees	1,866	483.8	943	2,165	3,448	5,035	169.7	**1,571**	**66.6**					7,700	52.9
Sales	105	-	11	50	636	735	600.0	**18**	**59.3**					-	-
Others	7,651	4.9	1,948	3,784	5,565	7,181	-6.1	**1,855**	**-4.7**					7,500	4.4

7. Receivables Outstanding(ACOM)

	2003/3	YOY %	2004/3					2005/3								
			2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD%	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,847,259	2.1	1,833,060	1,814,898	1,789,576	1,772,706	-4.0	1,761,229	-3.9	-0.6					1,738,400	-1.9
Loan Business	1,652,890	2.2	1,642,098	1,633,600	1,616,518	1,612,799	-2.4	1,611,833	-1.8	-0.1					1,597,200	-1.0
Unsecured Loans	1,582,751	2.2	1,572,165	1,564,537	1,549,587	1,548,616	-2.2	1,550,063	-1.4	0.1					1,530,200	-1.2
Consumers	1,582,125	2.2	1,571,626	1,564,092	1,549,197	1,548,274	-2.1	1,549,761	-1.4	0.1					1,530,000	-1.2
Commercials	625	-40.1	538	445	390	341	-45.4	302	-43.9	-11.5					200	-47.4
Secured Loans	70,139	3.2	69,932	69,063	66,930	64,183	-8.5	61,769	-11.7	-3.8					67,000	4.6
Credit Card Business	41,166	30.8	42,886	44,115	45,092	45,973	11.7	47,040	9.7	2.3					53,500	16.3
ACOM MasterCard®	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	2.3					53,500	16.4
Installment Sales Finance Business	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	-10.2					87,700	-23.0
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	2.3	524	525	524	527	0.6	529	1.0	0.4					523	-0.8

8. Number of Customer Accounts(ACOM)

	2003/3	YOY %	2004/3					2005/3								
			2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD%	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Loan Business	3,032,330	-0.1	3,011,817	2,992,710	2,971,636	2,954,073	-2.6	2,941,271	-2.3	-0.4					2,939,900	-0.5
Unsecured Loans	3,017,837	-0.1	2,997,276	2,978,301	2,957,545	2,940,345	-2.6	2,927,931	-2.3	-0.4					2,925,600	-0.5
Consumers	3,017,176	-0.1	2,996,682	2,977,794	2,957,098	2,939,945	-2.6	2,927,581	-2.3	-0.4					2,925,400	-0.5
Commercials	661	-24.2	594	507	447	400	-39.5	350	-41.1	-12.5					200	-50.0
Secured Loans	14,493	4.1	14,541	14,409	14,091	13,728	-5.3	13,340	-8.3	-2.8					14,300	4.2
Credit Card Business	1,015,127	0.3	995,580	976,072	966,120	1,064,699	4.9	1,067,584	7.2	0.3					1,312,200	23.2
ACOM MasterCard®	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	0.3					1,312,000	23.3
Installment Sales Finance Business	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	-7.0					289,500	-25.2

Note 1. Loan Business: Number of customer accounts with outstanding balance.
Note 2. ACOM MasterCard®: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.

9. Number of New Loan Customers(ACOM)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Number of New Loan Customers	408,146	-8.0	97,142	187,072	272,784	359,311	-12.0	89,688	-7.7					361,000	0.5
Unsecured Loans	406,693	-8.0	96,805	186,521	272,127	358,570	-11.8	89,586	-7.5					360,000	0.4
Consumers	406,685	-8.0	96,805	186,521	272,127	358,570	-11.8	89,586	-7.5					360,000	0.4
Commercials	8	-57.9	0	0	0	0	-100.0	0	-					-	-
Secured Loans	1,453	7.3	337	551	657	741	-49.0	102	-69.7					1,000	35.0

10. Number of Loan Business Outlets(ACOM)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Loan Business Outlets	1,716	-45	1,722	1,730	1,730	1,699	-17	1,697	-2					1,720	21
Staffed	468	-53	435	410	381	381	-87	356	-25					303	-78
Unstaffed	1,248	8	1,287	1,320	1,349	1,318	70	1,341	23					1,417	99

11. Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Cash Dispensers and ATMs	69,215	19,438	72,215	74,079	74,594	76,282	7,067	79,530	3,248					-	-
Proprietary	2,026	-42	2,032	2,039	2,037	1,961	-65	1,912	-49					1,982	21
Open 365 Days/Year	2,020	-39	2,026	2,033	2,033	1,957	-63	1,908	-49					-	-
Open 24 Hours/Day	1,749	-24	1,756	1,763	1,765	1,705	-44	1,666	-39					-	-
Tie-up	67,189	19,480	70,183	72,040	72,557	74,321	7,132	77,618	3,297					-	-
Others	7,621	10	8,257	8,328	8,374	8,424	803	8,432	8					-	-
Number of MUJINKUN Machines	1,706	-45	1,712	1,720	1,723	1,692	-14	1,691	-1					-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

12. Employees(ACOM)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Employees	4,405	39	4,474	4,369	4,298	4,238	-167	4,282	44					4,238	0
Head Office	869	113	909	917	924	932	63	907	-25					903	-29
Credit Supervision related	302	61	334	348	354	345	43	331	-14					335	-10
Financial Service Business Division	3,536	-74	3,565	3,452	3,374	3,306	-230	3,375	69					3,335	29
Contact Center	1,059	724	1,081	985	972	943	-116	932	-11					-	-
Credit Card/Installment Business Dept.	228	-3	308	317	341	346	118	365	19					345	-1
Guarantee Business Dept.	-	-	-	-	-	-	-	40	40					50	50

Note: The number of employees as of September 2002 and March 2003 is adjusted according to organizational change in June 2003.

13. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

Effective Annual Interest Rate	2004/3				2004/6				2004/9				2004/12				2005/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,939,945	100.0	1,548,274	100.0	2,927,581	100.0	1,549,761	100.0									-	-	1,530,000	100.0
28.470% and Higher	100,931	3.4	39,701	2.5	93,997	3.2	37,267	2.4									-	-	29,000	1.9
27.375%	1,759,830	59.9	642,084	41.5	1,762,554	60.2	645,909	41.7									-	-	563,000	36.8
25.000% - 26.500%	545,094	18.5	338,972	21.9	541,614	18.5	343,952	22.2									-	-	360,000	23.5
20.000% - 24.820%	321,498	10.9	312,491	20.2	313,375	10.7	309,426	20.0									-	-	340,000	22.2
18.250% - 19.000%	46,184	1.6	87,939	5.7	44,841	1.5	85,597	5.5									-	-	95,000	6.2
15.000% - 18.000%	52,657	1.8	92,256	6.0	51,607	1.8	90,589	5.8									-	-	100,000	6.6
Less than 15.000%	113,751	3.9	34,827	2.2	119,593	4.1	37,018	2.4									-	-	43,000	2.8
Average Loan Yield	-	-	23.72	-	-	-	23.61	-									-	-	23.21	-

Note:Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year

14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding(ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2004/3				2004/6				2004/9				2004/12				2005/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦100	440,892	15.0	20,278	1.3	438,167	15.0	20,107	1.3									-	-	20,000	1.3
100< ≦300	557,345	18.9	124,248	8.0	547,107	18.7	121,873	7.9									-	-	122,800	8.0
300< ≦500	1,298,519	44.2	599,785	38.7	1,298,710	44.3	600,462	38.7									-	-	592,700	38.7
500< ≦1,000	359,923	12.3	307,933	20.0	356,139	12.2	304,405	19.6									-	-	304,300	19.9
1,000<	283,266	9.6	496,029	32.0	287,458	9.8	502,911	32.5									-	-	490,200	32.1
Total	2,939,945	100.0	1,548,274	100.0	2,927,581	100.0	1,549,761	100.0									-	-	1,530,000	100.0

15. Bad Debt Write-offs(ACOM)

[Bad Debt Write-offs]

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Bad Debt Write-offs (Millions of yen)	81,608	50.4	27,667	57,811	85,375	112,598	38.0	**27,888**	**0.8**					113,100	0.5
Loan Business	75,428	47.9	25,555	53,336	78,437	103,093	36.7	**25,008**	**-2.1**					101,500	-1.5
Unsecured Loans	75,039	50.9	25,442	51,632	76,647	100,781	34.3	**24,834**	**-2.4**					100,700	0.0
Secured Loans	388	-69.9	113	1,703	1,790	2,312	494.8	**174**	**54.0**					800	-64.7
ACOM MasterCard®	3,344	89.2	1,173	2,413	3,599	4,745	41.9	**1,174**	**0.0**					4,700	-1.9
Installment Sales Finance Business	2,457	66.6	666	1,400	2,130	2,890	17.6	**874**	**31.1**					3,100	6.6
Guarantee Business	306	-	268	657	1,201	1,860	506.1	**829**	**209.3**					3,800	106.9

[Ratio of Bad Debt Write-offs]

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Loan Business (%)	4.56	(1.41)	1.55	3.26	4.84	6.38	(1.82)	**1.55**	**(0.00)**					6.34	(-0.04)
Unsecured Loans	4.74	(1.53)	1.62	3.30	4.94	6.50	(1.76)	**1.60**	**(-0.02)**					6.57	(0.07)
Secured Loans	0.54	(-1.30)	0.16	2.44	2.64	3.55	(3.01)	**0.28**	**(0.12)**					1.19	(-2.36)
ACOM MasterCard®	8.13	(2.50)	2.74	5.47	7.98	10.32	(2.19)	**2.49**	**(-0.25)**					8.68	(-1.64)
Installment Sales Finance Business	1.60	(0.69)	0.45	1.02	1.66	2.54	(0.94)	**0.85**	**(0.40)**					3.51	(0.97)
Guarantee Business	0.52	(0.39)	0.39	0.82	1.33	1.80	(1.28)	**0.73**	**(0.34)**					2.30	(0.50)

Note:1.Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee Business = Bad Debt Write-offs of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
Note:2.Figures in brackets indicate year-on-year change in percentage points.

15-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2002/6 C.R. (%)	2002/6 Average Balance	2002/9 C.R. (%)	2002/9 Average Balance	2002/12 C.R. (%)	2002/12 Average Balance	2003/3 C.R. (%)	2003/3 Average Balance	2003/6 C.R. (%)	2003/6 Average Balance	2003/9 C.R. (%)	2003/9 Average Balance	2003/12 C.R. (%)	2003/12 Average Balance	2004/3 C.R. (%)	2004/3 Average Balance	2004/6 C.R. (%)	2004/6 Average Balance
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	347	100.0	355	100.0	359	100.0	363	100.0	384	100.0	390	100.0	392	100.0	395	**100.0**	**413**
Personal Bankruptcy	37.5	402	37.2	409	38.5	415	40.6	421	35.6	443	33.8	446	33.2	444	35.4	445	**29.4**	**466**
Failure to Locate Borrowers	4.2	350	4.2	362	4.1	359	4.2	366	3.1	379	3.0	383	3.0	388	3.3	388	**2.5**	**385**
Borrowers' Inability of Making Repayments, etc.	39.0	368	39.4	375	38.4	376	35.7	372	40.4	393	40.1	398	40.9	402	38.4	401	**45.7**	**427**
ACOM's Voluntary Waiver of Repayments	19.3	251	19.2	259	19.0	262	19.5	272	20.9	303	23.1	320	22.9	325	22.9	330	**22.4**	**341**

16. Bad Debts(ACOM)

(Millions of yen)

	2002/6	%	2002/9	%	2002/12	%	2003/3	%	2003/6	%	2003/9	%	2003/12	%	2004/3	%	2004/6	%
Total Amount of Bad Debts	45,819	2.78	50,279	3.00	55,340	3.32	60,491	3.65	61,560	3.74	63,793	3.90	72,465	4.48	79,754	4.93	**79,234**	**4.91**
Loans to Borrowers in Bankruptcy or Under Reorganization	8,032	0.49	8,207	0.49	8,339	0.50	9,227	0.56	10,030	0.61	9,065	0.55	9,671	0.60	9,280	0.57	**8,985**	**0.56**
Applications for Bankruptcy are Proceeded	3,768	0.23	3,508	0.21	3,008	0.18	3,540	0.21	3,524	0.21	3,436	0.21	3,385	0.21	2,951	0.18	**2,363**	**0.15**
Applications for The Civil Rehabilitation are Proceeded	1,837	0.11	2,033	0.12	2,480	0.15	2,853	0.17	3,262	0.20	3,701	0.23	3,843	0.24	3,633	0.22	**3,737**	**0.23**
Applications for The Civil Rehabilitation are Determined	324	0.02	481	0.03	635	0.04	815	0.05	1,212	0.07	1,299	0.08	1,553	0.10	1,775	0.11	**1,969**	**0.12**
Loans in Arrears	20,684	1.25	25,588	1.53	26,741	1.60	31,128	1.88	30,140	1.83	31,641	1.93	31,349	1.94	36,632	2.27	**34,535**	**2.14**
Loans Past Due for Three Months or More	1,581	0.10	687	0.04	1,512	0.09	1,036	0.06	1,882	0.11	1,736	0.11	3,305	0.20	1,638	0.10	**2,253**	**0.14**
Restructured Loans	15,521	0.94	15,795	0.94	18,746	1.13	19,099	1.15	19,506	1.19	21,349	1.31	28,138	1.74	32,204	1.99	**33,460**	**2.07**

16-2. Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2002/6	%	2002/9	%	2002/12	%	2003/3	%	2003/6	%	2003/9	%	2003/12	%	2004/3	%	2004/6	%
11days ≦ < 3 months	15,710	0.95	17,879	1.07	18,878	1.14	18,971	1.15	22,901	1.39	23,589	1.44	19,165	1.18	19,475	1.21	**19,941**	**1.24**
31days ≦ < 3 months	8,434	0.51	7,283	0.44	10,478	0.63	9,761	0.59	11,324	0.69	11,387	0.70	11,623	0.72	11,076	0.69	**11,835**	**0.74**
11days ≦ < 31 days	7,276	0.44	10,595	0.63	8,400	0.51	9,210	0.56	11,577	0.70	12,201	0.74	7,541	0.46	8,399	0.52	**8,105**	**0.50**

17. Allowance for Bad Debts (ACOM)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	2004/12	YOY %	2005/3 (E)	YOY %
Allowance for Bad Debts (Millions of yen)	107,700	38.6	118,700	119,600	120,900	129,400	20.1	**130,700**	**10.1**					127,500	-1.5
Ratio of Allowance for Bad Debts	5.91	-	6.56	6.67	6.83	7.37	-	**7.48**	**-**					7.38	-
General Allowance for Bad Debts	67,127	-	76,769	79,834	81,693	82,898	23.5	**85,935**	**11.9**					77,700	-6.3
Unsecured Consumer Loans	59,980	-	69,268	71,131	71,345	74,888	24.9	**77,827**	**12.4**					69,700	-6.9
Specific Allowance for Bad Debts	40,184	-	40,746	39,318	38,765	44,929	11.8	**42,889**	**5.3**					48,300	7.5
Additional Allowance for Bad Debts	30,000	89.9	11,000	11,900	13,200	21,700	-27.7	**1,300**	**-88.2**					-1,900	-108.8
Allowance for Loss on Debt Guarantees	474	-	547	989	1,471	1,865	293.5	**2,169**	**296.5**					3,100	66.2
Additional Allowance	461	-	73	515	997	1,391	201.7	**304**	**316.4**					1,235	-11.2

Note:

$$\text{Ratio of allowance for bad debts} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance)}} \times 100$$

18. Credit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

	2003/3		2004/3					2005/3								
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD %	2004/9	YOY %	2004/12	YOY %	2005/3 (E)	YOY %
Number of Cardholders	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	0.3					1,312,000	23.3
Number of Accounts with Shopping Receivables	287,999	33.5	274,389	274,499	281,034	336,008	16.7	293,227	6.9	-12.7					-	-
Card Shopping Receivables	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	2.3					53,500	16.4
Revolving Receivables	36,885	33.0	38,355	39,625	40,613	41,404	12.2	42,014	9.5	1.5					-	-

19. Installment Sales Finance Business(ACOM)

(Millions of yen)

	2003/3		2004/3					2005/3								
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD %	2004/9	YOY %	2004/12	YOY %	2005/3 (E)	YOY %
Number of Customer Accounts	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	-7.0					289,500	-25.2
Installment Receivables	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	-10.2					87,700	-23.0
Adjusted Receivables	127,820	-4.2	124,247	115,211	108,196	96,764	-24.3	87,747	-29.4	-9.3					76,500	-20.9
Ratio of Bad Debt Write-offs	1.60	-	0.45	1.02	1.66	2.54	-	0.85	-	-		-		-	3.51	-
Number of Merchant Venders	6,066	-	6,116	6,172	6,222	6,225	-	6,252	-	-		-		-	-	-

Note 1:Number of customer accounts indicates the number of contracts with receivables outstanding

Note 2:Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.

20. Guarantee Business(ACOM)

(Millions of yen)

	2003/3		2004/3					2005/3								
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	YTD %	2004/9	YOY %	2004/12	YOY %	2005/3 (E)	YOY %
Number of Customer Accounts with Outstanding Balance	156,256	-	186,982	215,321	244,728	269,977	72.8	293,526	57.0	8.7					428,300	58.7
Loan Guarantee Receivables	57,926	-	68,360	79,040	90,233	100,971	74.3	110,538	61.7	9.5					163,000	61.4

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

August 20, 2004

Notice Concerning Repurchase of Shares

(Repurchase of Shares Pursuant to the Provisions of Article 211-3-1-2 of the Commercial Code)

The Board of Directors of ACOM CO., LTD. has decided at its meeting on August 20, 2004 to repurchase its shares as follows in accordance with Article 211-3-1-2 of the Japanese Commercial Code;

1. Reason for the repurchase of shares
   In order to execute flexible capital management according to the changes in the business environment

2. Content of the repurchase of shares
   (1) Type of shares to be repurchased:
   Shares of common stock of ACOM
   (2) Aggregate number of shares to be repurchased:
   Up to 1,000,000 shares
   (Ratio to total number of shares issued: 0.6%)
   (3) Aggregate purchase price:
   Up to JPY 7,000,000,000
   (4) Method of repurchase:
   Purchase on the Tokyo Stock Exchange
   (5) Purchase period:
   August 23, 2004 – September 17, 2004

(Reference)
Situation of Treasury Stock as of August 20, 2004
Aggregate number of shares issued (excluding treasury stock): 159,280,327 shares
Aggregate number of treasury stock: 347,953 shares

Exhibit 8

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock submitted to the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on September 6, 2004 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of ACOM CO., LTD. (the "Company")'s own stock.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the news release dated August 20, 2004 ("Notice Concerning Repurchase of Shares") (Exhibit 7).

September 15, 2004

Notice Concerning the End of Repurchase of Shares

ACOM CO., LTD has ended the repurchase of its shares in accordance with Article 211-3-1-2 of the Japanese Commercial Code as were resolved at the Board of Directors held on August 20, 2004.

1. Purchased Period: August 23, 2004 – September 14, 2004
2. Number of Shares Purchased: 984,840 shares
3. Total Purchased Value: JPY 6,999,961,500
4. Method of Purchase: Purchase on the Tokyo Stock Exchange

(Reference) Details of the Resolution at the Board of Directors held on August 20, 2004.

Type of Shares to be Repurchased:
Shares of common stock of ACOM
Aggregate Number of Shares to be Repurchased:
Up to 1,000,000 shares
(Ratio to total number of shares issued: 0.6%)
Aggregate Purchase Price:
Up to JPY 7,000,000,000
Method of Repurchase:
Purchase on the Tokyo Stock Exchange
Purchase Period:
August 23, 2004 – September 17, 2004